[HALLIBURTON LETTERHEAD]
August 10, 2010
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Halliburton Company Registration Statement on Form S-4 Filed May 7, 2010 File No. 333-166656
Ladies and Gentlemen:
     Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Halliburton Company (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the Registration Statement on Form S-4, File No. 333-166656, as amended by Pre-Effective Amendment No. 1 filed with the Commission on June 25, 2010 and Pre-Effective Amendment No. 2 filed with the Commission on August 3, 2010, so that such registration statement will become effective at 5:00 p.m., Eastern time, on August 10, 2010, or as soon thereafter as is practicable.
     The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Eric C. Swanson at 713.229.1856 of the firm Baker Botts L.L.P., counsel to the Company, with any questions you may have regarding this request. In addition, please notify Mr. Swanson when this request for acceleration has been granted.

Very truly yours, HALLIBURTON COMPANY
/s/ Albert O. Cornelison, Jr.
Albert O. Cornelison, Jr.
Executive Vice President and General Counsel

cc:	Andrew M. Baker (Baker Botts L.L.P.) Eric C. Swanson (Baker Botts L.L.P.) Mr. Brian Keith (Boots & Coots, Inc.) Mr. William T. Heller IV (Thompson & Knight LLP)

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